FORM 6-K


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's
Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 30th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 31st July 2002

COLT Telecom Group plc

By:

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Director**

   Vincenzo Damiani

3. **Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest**

   Notification is in respect of director

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**

   N/A

5. **Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**

   N/A

6. **Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/non-discretionary**

   Grant of Share Options

7. **Number of shares/amount of stock acquired**

   N/A

8. **Percentage of issued Class**

   N/A

9. **Number of shares/amount of stock disposed**

   N/A

10. **Percentage of issued class**

    N/A

11. **Class of security**

    N/A

12. **Price per share**

   N/A

13. **Date of transaction**

   N/A

14. **Date Company informed**

   N/A

15. **Total holding following this notification**

   N/A

16. **Total percentage holding of issued class following this notification**

   N/A

   If a director has been granted options by the company please complete the following

17. **Date of grant**

   29 July 2002

18. **Period during which or date on which exercisable**

   Options vest at a rate of 20% per annum, and are exercisable until 29 July 2012

19. **Total amount paid (if any) for grant of the option**

   Nil

20. **Description of shares or debentures involved: class, number**

   40,000 Ordinary 2.5p shares

21. **Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise**

   £0.48p

22. **Total number of shares or debentures over which options held following this notification**

   40,000

23. **Any additional information**

   N/A

24. **Name of contact and telephone number for queries**

   John Doherty: 0207 390 3681

Mark A. Jenkins

Company Secretary

Date of Notification: 30 July 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority